Exhibit 99.1

Titan Medical Announces US$1.2 Million Registered Direct Offering

TORONTO--(BUSINESS WIRE)--March 25, 2020--Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (Nasdaq:TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), is pleased to announce today that it has entered into definitive agreements with institutional investors that provide for the purchase and sale of 7,000,000 common shares of the Company (the “Common Shares”) at a per share purchase price of $0.17 per Common Share and 3,500,000 Common Share purchase warrants (each, a “Warrant”), resulting in total gross proceeds of approximately $1.2 million. Each whole Warrant is exercisable to purchase one Common Share (a “Warrant Share”) at an exercise price of $0.19 per Common Share for a period of five years following the date of closing of the offering.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The closing of the sale of the securities is expected to occur on or about March 27, 2020, subject to the satisfaction of customary closing conditions including required approvals from the TSX. Titan intends to use the net proceeds from the offering for general corporate purposes including: resuming the development of its single-port robotic surgical system, instruments and accessories; funding working capital (including the reduction of outstanding payables); and capital expenditures.

The Common Shares, the Warrants, and the Warrant Shares are being offered and sold in the registered direct offering by Titan pursuant to a "shelf" registration statement on Form F-3 (Registration No. 333-232898), including a base prospectus, previously filed with and declared effective by the Securities and Exchange Commission (the “SEC”) on August 2, 2019. The offering will be made only by means of a prospectus supplement that forms a part of the registration statement to be dated on or about March 25, 2020. The prospectus supplement will be filed with the SEC and will be available on the SEC's website located at http://www.sec.gov. Electronic copies of the prospectus supplement and accompanying base prospectus may also be obtained, when available, by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at 646-975-6996 or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction, and no securities will be offered or sold to residents of Canada.

About Titan

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision options and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including with respect to the size of the offering, the closing date of the offering and the use of the net proceeds of the offering, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 29, 2019 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Contact Information
LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com